December 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Geoff Kruzek

Re:	VeriSilicon Holdings Co., Ltd.
Application for Withdrawal of Registration Statement on Form F-1
(File No. 333-199430)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), VeriSilicon Holdings Co., Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-1 (File No. 333-199430), together with all exhibits and amendments thereto, initially filed on a confidential basis with the Commission on July 22, 2014, as amended (collectively, the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time.

The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at VeriSilicon Holdings Co., Ltd., 2150 Gold Street, Suite 200, P.O. Box 1090, San Jose, California, 95002, with a copy to the Company’s counsel, Sidley Austin LLP, Attn: Eric Haueter, Esq., 555 California Street, Suite 2000, San Francisco, California 94104.

If you have any questions with respect to this matter, please contact Thomas Yih of the Company at (408) 844-8560.

VeriSilicon Holdings Co., Ltd.

By:	/s/ Robert Brown
Name:	Robert Brown
Title:	Executive Vice President, Chief Financial Officer

cc:	Eric Haueter, Esq. Sidley Austin LLP
Jim Masetti, Esq., Pillsbury Winthrop Shaw Pittman LLP